Atlas Copco

05010021

RECEIVED

2005 JUL 27 A 11:21

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:Office of International Corporate Finance
Mail Stop 3-2

Stockholm, Sweden, July 25, 2005

SUPPL

File No. 82-812

Please find enclosed the following press releases from Atlas Copco AB, each marked with the above stated number:

- Atlas Copco opens a new Customer Center in Algeria.

Atlas Copco AB
Group Communications

Katarina Dahn

PROCESSED
JUL 28 2005
THOMSON FINANCIAL

Sent by DHL 477 9948 154

7/28

SEC 82-812

Atlas Copco

Press Release from the Atlas Copco Group

For further information please contact:
Geert Follens, President Portable Air division
+32 3 450 6101
Annika Berglund, Senior Vice President Communications
+46 (0)8 743 8070 or +46 (0)70 322 8070

Atlas Copco opens a new Customer Center in Algeria

Stockholm, Sweden, July 25, 2005: Atlas Copco has established a fully-owned customer center in Algeria, to strengthen customer relations and to provide better service to its customers on that market. The new company has 29 employees.

The new customer center, Atlas Copco Algeria s.p.a., offers compressors and generators as well as mining and construction equipment and related aftermarket activities. Jean-Pierre Fauque is the General Manager for the company.

"*With the opening of the new customer center in Algeria we are strengthening our presence and committing to further growth in the region,*" says Geert Follens, President, Portable Air, a division within the Compressor Technique business area.

In 1947, Atlas Copco opened its first representative office in Algeria. The operation went through different phases, following the economical development of the country, and customers were supported by a local Atlas Copco team. Today, Atlas Copco expects a substantial increase in activity on the Algerian market, and has therefore established a customer center in Hydra, Algeria.

Atlas Copco is an international industrial Group with its head office in Stockholm, Sweden. In 2004, the Group had revenues of approximately BSEK 49, with 98% of revenues outside Sweden. The Group has more than 25 000 employees. The Group produces and markets compressed air equipment and generators, construction and mining equipment, industrial tools, and assembly systems and offers related service and equipment rental. The Atlas Copco Group includes famous brands such as Atlas Copco, RSC Equipment Rental, and CP. More information can be found on atlascopco.com.